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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                    Under the Securities Exchange Act of 1934

                                EMPS CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    268711108
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                             Firebird Management LLC
                        152 West 57th Street, 24th Floor
                               New York, NY 10019
                                 (212) 698-9260

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 26, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 268711108
--------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Avrora Advisors LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares
     Beneficially      8      Shared Voting Power                     425,000
       Owned by
         Each
      Reporting        9      Sole Dispositive Power                        0
     Person With

                       10     Shared Dispositive Power                425,000

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person   425,000
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares   [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   1.4%
--------------------------------------------------------------------------------
14       Type of Reporting Person

                              IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


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CUSIP NO. 268711108
--------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  FGS Advisors, LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares
     Beneficially      8      Shared Voting Power                     300,000
       Owned by
         Each
      Reporting        9      Sole Dispositive Power                        0
     Person With

                       10     Shared Dispositive Power                300,000

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares   [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   3.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person

                              IA
--------------------------------------------------------------------------------


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CUSIP NO. 268711108
--------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Management LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares
     Beneficially      8      Shared Voting Power                     275,000
       Owned by
         Each
      Reporting        9      Sole Dispositive Power                        0
     Person With

                       10     Shared Dispositive Power                275,000

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,000
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares   [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   4.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person

                              IA
--------------------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 6, 2003 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of EMPS Corporation, a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109.

         Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

ITEM 2.           IDENTITY AND BACKGROUND.

         Firebird Avrora Advisors LLC, a New York limited liability company ("Avrora"), FGS Advisors, LLC, a New York limited liability company ("FGS"), and Firebird Management LLC, a New York limited liability company ("Management"), (collectively, the "Reporting Persons" and individually each a "Reporting Person") are jointly filing this Amendment No. 1. The principal business address and office for each of the Reporting Persons is 152 West 57th Street, 24th Floor, New York, NY 10019. A copy of the agreement among the Reporting Persons with respect to their joint filing of this Amendment No. 1 is attached hereto as
Exhibit 1.

         Harvey Sawikin is the majority owner of each of Avrora, FGS and Management and may be deemed to control each of Avrora, FGS and Management.

         The principal business of Avrora, FGS and Management is managing various private investment funds.

         The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the managers or members and officers and directors of each Reporting Person, as applicable, are set forth in Appendix A hereto.

         During the last five years, none of the Reporting Persons, or to the best of the knowledge of the Reporting Persons, any of the persons listed in Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The full amount of the purchase price of $2,000,000 in respect of the Reporting Persons' acquisition of shares of Common Stock on January 26, 2004 was paid from the working capital of the private investment funds that purchased the subject securities at the direction of the Reporting Persons. (Please see Item 5 below.)

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons (through certain private investment funds) have acquired the shares of Common Stock for investment purposes. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares of Common Stock, or sell all or part of the Reporting Persons' Common Stock, in privately negotiated transactions or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors


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and to the extent deemed advisable in light of the Reporting Persons' general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or the Company's Common Stock. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

         Pursuant to the Stock Purchase Agreement, dated September 26, 2003 (the "2003 Purchase Agreement), among FGS, Management, the Company, the Voting Trust, Asael T. Sorensen, Jr., Trustee, and the individual grantors of the Voting Trust, filed as Exhibit 2 to the Schedule 13D, FGS and Management (through certain private investment funds) have the right to designate a single director to the Board of Directors of the Company, as described in Item 6 below. Except as otherwise described in this Item 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D under the Securities Exchange Act of 1934, as amended, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons together beneficially own a total of 2,700,000 shares of the Common Stock of the Company, representing 9.0% of the total issued and outstanding shares of Common Stock.

(b) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed to beneficially own the Common Stock described in Item 5(a) above because Avrora acts as investment advisor to Firebird Avrora Fund, Ltd. ("Avrora"), a private investment fund which owns 425,000 shares of Common Stock, FGS acts as investment adviser to Firebird Global Master Fund, Ltd. ("Global"), a private investment fund which owns 1,000,000 shares of Common Stock, and Management acts as investment adviser to Firebird Republics Fund, Ltd. ("Republics"), a private investment fund which owns 1,275,000 shares of Common Stock (Republics, and collectively with Avrora and Global, the "Funds" and each individually a "Fund"). As investment advisers to the Funds, each Reporting Person has voting and investment control with respect to the shares of Common Stock held by their respective advised Fund.

(c) During the past sixty days, the Reporting Persons have entered into the transactions described below in respect of the Company's Common Stock.

         The Funds entered into a Stock Purchase Agreement dated January 26, 2004 (the "Purchase Agreement") among Asael T. Sorensen, Jr., and the Funds. Pursuant to the Purchase Agreement, the Funds acquired an aggregate of 1,000,000 shares of Common Stock from Mr. Sorensen for an aggregate purchase price of $2,000,000.

(d) The Funds have the right to receive the proceeds from the sale or other disposition of the subject securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the 2003 Purchase Agreement, Global and Republics have, and thus FGS and Management may be deemed to have, the shared right to designate one
(1) member of the Board of Directors of the Company. Each of the Voting Trust, the Trustee and the Grantors have agreed to vote all shares of Common Stock owned by such party or as to which such party is entitled to vote in order to cause the election to the Board of Directors of the individual so designated by Global and Republics. Global and Republics may, in their sole discretion, remove or replace such designee at any time and with or without cause, or may in their sole discretion determine not to designate an individual to serve on the Board of Directors. As of the date of this Amendment No. 1, Global and Republics have not designated an individual and have no present intention to serve on the Board of Directors of the Company, but may


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do so at any time in the sole discretion of FGS and Management and without warning. In addition to the right to designate a member of the Board of Directors, Global and Republics have the right, under certain circumstances and subject to the terms and conditions set forth in the 2003 Purchase Agreement, to: (i) cause certain of their shares of Common Stock to be included in a sale of Common Stock by any of the Voting Trust, the Trustee or any Grantor to any third party; (ii) cause the Company to register for sale to the public certain shares of Common Stock held by Global and Management; and (iii) purchase certain newly-issued securities of the Company. The foregoing description is a summary. Please refer to the full text of the 2003 Purchase Agreement, filed as Exhibit 2 to the Schedule 13D, for complete details of the investment transaction.

         Except as otherwise described in this Amendment No. 1, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement dated February 2, 2004.
         2.       Stock Purchase Agreement dated January 26, 2004.


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                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2004


                             FIREBIRD AVRORA ADVISORS LLC


                             By: /s/ Harvey Sawikin
                                 -------------------------------
                             Name:  Harvey Sawikin
                             Title: Principal



                             FIREBIRD MANAGEMENT LLC


                             By: /s/ Harvey Sawikin
                                 -------------------------------
                             Name:  Harvey Sawikin
                             Title: Principal


                             FGS ADVISORS, LLC


                             By: /s/ Harvey Sawikin
                                 -------------------------------
                             Name:  Harvey Sawikin
                             Title: Principal



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                                   APPENDIX A

         The following table sets forth the name, citizenship, business address and occupation of each manager or member of Avrora, Management and FGS.



Name and Business Address           Present Principal Occupation
-------------------------           ----------------------------


Harvey Sawikin                      Principal of Avrora, FGS and Management
152 West 57th St., 24th Fl.
New York, NY 10019

Ian Hague                           Principal of Avrora, FGS and Management
152 West 57th St., 24th Fl.
New York, NY 10019

James Passin                        Principal of Avrora and FGS
152 West 57th St., 24th Fl.
New York, NY 10019

James Richard                       Principal of Avrora
152 West 57th St., 24th Fl.
New York, NY 10019

Each of the individuals listed in this Appendix A is a citizen of the United States. The principal business of each of Avrora, FGS and Management is to act as an investment adviser to private investment funds.